EXHIBIT 99

TRACINDA STATEMENT REGARDING MGM MIRAGE

Beverly Hills, CA, June 20, 2007 – Tracinda Corporation announced today that it continues to believe that there is substantial unrecognized value in the assets of MGM MIRAGE. In Tracinda’s view, the Company’s approach to joint venture transactions, as described in the Company’s press release dated June 20, 2007, demonstrates that there is significant potential to unlock value for the Company’s shareholders through a variety of strategic transactions involving the Company’s assets. Accordingly, Tracinda has determined not to pursue negotiations with the Company involving the purchase of the Bellagio Hotel and Casino and CityCenter properties. Tracinda will continue to monitor its investment and review and evaluate opportunities to enhance shareholder value in the Company.

# # #

Contacts:

Adam Miller / Winnie Lerner / Tom Johnson

Abernathy MacGregor Group

212-371-5999